[●], 2025	97499.00002

Chestnut Street Exchange Fund

c/o Vigilant Compliance, LLC

223 Wilmington West Chester Pike, Suite 216

Chadds Ford, PA 19137

SGI Enhanced Market Leaders ETF

c/o The RBB Fund, Inc.

615 East Michigan Street

Milwaukee, WI 53202-5207

The RBB Fund, Inc.

615 East Michigan Street

Milwaukee, WI 53202-5207

Re:	Reorganization of Chestnut Street Exchange Fund into SGI Enhanced Market Leaders ETF

Ladies and Gentlemen:

We have acted as counsel to The RBB Fund, Inc. (the “Acquiring Entity”) on behalf of its newly created series, SGI Enhanced Market Leaders ETF (the “Acquiring Fund”), in connection with the reorganization of Chestnut Street Exchange Fund (the “Target Fund”) into Acquiring Fund, in accordance with the Agreement and Plan of Reorganization dated [●] (the “Plan”), by and among Target Fund, Acquiring Fund, Acquiring Entity and Summit Global, LLC, which joined the Plan solely for purposes of paragraph 9.2 of the Plan, and the Form N-14 Registration Statement of Acquiring Entity (Registration No. [●]) (the “Registration Statement”), as filed with the U.S. Securities and Exchange Commission on [●], 2024, relating to a transaction pursuant to which: (i) Acquiring Fund will acquire the Assets of Target Fund in exchange for shares of Acquiring Fund of equal value to the Net Assets of Target Fund being acquired and the assumption of the Liabilities, and (ii) Target Fund will distribute such shares of Acquiring Fund to partners of Target Fund, in connection with the liquidation of Target Fund, all upon the terms and conditions set forth in the Plan (such transaction, the “Reorganization”). Following its liquidation, Target Fund will be dissolved.

Except as otherwise provided, capitalized terms not defined herein have the meanings set forth in the Plan. All section references, unless otherwise indicated, are to the Internal Revenue Code of 1986, as amended (the “Code”).

We have acted as counsel to Acquisition Entity in connection with the Reorganization. For the purpose of rendering this opinion, we have examined originals, certified copies or copies otherwise identified to our satisfaction as being true copies of the original of the following documents (including all exhibits and schedules attached thereto):

(a)	the Plan;

(b)	the Registration Statement;

(c)	such other instruments and documents related to the formation, organization and operation of Target Fund, Acquiring Entity and Acquiring Fund and related to the consummation of the Reorganization and the transactions contemplated thereby as we have deemed necessary or appropriate; and

(d)	certificates of knowledgeable officers of each of Target Fund and Acquiring Entity (on behalf of Acquiring Fund) related to certain factual matters relevant to the Reorganization and our opinions.

In connection with rendering this opinion, we have with your permission assumed, without any independent investigation or review thereof, the following:

1.	That original documents (including signatures) are authentic; that documents submitted to us as copies conform to the original documents; and that there is (or will be prior to the effective time of the Reorganization) due execution and delivery of all documents where due execution and delivery are a prerequisite to the effectiveness thereof; and

2.	That all representations, warranties and statements made or agreed to by Target Fund, Acquiring Entity and Acquiring Fund, and their respective management, employees, officers, directors and shareholders thereof in the Plan and the Registration Statement (including any exhibits or appendices) are true and accurate at all relevant times; and that all covenants contained in such documents are performed without waiver or breach of any material provision thereof.

Based on our examination of the foregoing items and subject to the limitations, qualifications, assumptions, and caveats set forth herein, it is our opinion that for U.S. federal income tax purposes:

The Reorganization will constitute a “reorganization” within the meaning of Section 368(a)(1)(F) of the Code, and Target Fund and Acquiring Fund will be a “party to a reorganization” within the meaning of Section 368(b) of the Code;

Under Sections 361 and 357(a) of the Code, no gain or loss will be recognized by Target Fund upon the transfer of all the Assets of Target Fund to Acquiring Fund solely in exchange for shares of Acquiring Fund and the assumption by Acquiring Fund of all the Liabilities of Target Fund, or upon the distribution (whether actual or constructive) of the shares of Acquiring Fund to Target Fund Shareholders in exchange for their shares of Target Fund, except for gain or loss that may be required to be recognized upon the transfer of an asset regardless of whether such transfer would otherwise be a non-recognition transaction under the Code;

Under Section 362(b) of the Code, the tax basis in the hands of Acquiring Fund of each Asset transferred from Target Fund to Acquiring Fund in the Reorganization will be the same as the tax basis of such Asset in the hands of Target Fund immediately prior to the transfer thereof, increased by the amount of gain (or decreased by the amount of loss), if any, recognized by Target Fund on the transfer;

Under Section 1223(2) of the Code, the holding period in the hands of Acquiring Fund of each Asset transferred from Target Fund to Acquiring Fund in the Reorganization, other than Assets with respect to which gain or loss is required to be recognized, will include Target Fund’s holding period for such Asset (except where investment activities of Acquiring Fund have the effect of reducing or eliminating the holding period with respect to an asset);

Under Section 1032 of the Code, no gain or loss will be recognized by Acquiring Fund upon its receipt of all the Assets of Target Fund solely in exchange for shares of Acquiring Fund and the assumption by Acquiring Fund of all the Liabilities of Target Fund as part of the Reorganization;

Under Section 354 of the Code, no gain or loss will be recognized by Target Fund Shareholders upon the exchange of their shares of Target Fund solely for shares of Acquiring Fund as part of the Reorganization (except with respect to cash received by Target Fund Shareholders in redemption of fractional shares prior to the Reorganization);

Under Section 358 of the Code, the aggregate tax basis of the shares of Acquiring Fund Target Fund Shareholders receive in the Reorganization will be the same as the aggregate tax basis of the shares of Target Fund exchanged therefor (reduced by any amount of tax basis allocable to fractional shares for which cash is received);

Under Section 1223(1) of the Code, Target Fund Shareholder’s holding period for the shares of Acquiring Fund received in the Reorganization will include Target Fund Shareholder’s holding period for the shares of Target Fund exchanged therefor, provided that Target Fund Shareholder held such shares of Target Fund as capital assets on the date of the exchange;

The taxable year of Target Fund will not be required to end solely as a result of the Reorganization; and

Acquiring Fund will succeed to and take into account the tax attributes of Target Fund described in Section 381(c) of the Code.

No opinion will be expressed as to the effect of the Reorganization on (i) Target Fund or Acquiring Fund with respect to any asset as to which any unrealized gain or loss is required to be recognized for U.S. federal income tax purposes at the end of a taxable year (or on the termination or transfer thereof) under a mark-to-market system of accounting, (ii) any Target Fund Shareholder that is required to recognize unrealized gains and losses for U.S. federal income tax purposes under a mark-to-market system of accounting, (iii) any gain or loss that may be recognized on “section 1256 contracts” as defined in Section 1256(b) of the Code as a result of the closing of the tax year of Target Fund, or (iv) any other gain or loss that may be required to be recognized as a result of the closing of the tax year of Target Fund.

Further, no opinion will be expressed as to the effect of the Reorganization on (i) the taxable year of any shareholder of Target Fund, (ii) Target Fund or Acquiring Fund with respect to any stock held in a passive foreign investment company as defined in Section 1297(a) of the Code or personal holding company as defined in Section 542 of the Code, or (iii) any shares held as a result of or attributable to compensation for services by any person.

This opinion does not address the various state, local or foreign tax consequences that may result from the Reorganization. In addition, no opinion is expressed as to any U.S. federal income tax consequence of the Reorganization except as specifically set forth herein, and this opinion does not address any additional tax consequence that might result to a shareholder due to its particular circumstances, such as shareholders who are dealers in securities or who acquired their shares in connection with stock option or stock purchase plans or in other compensatory transactions. This opinion may be relied upon with respect to the consequences specifically discussed herein only by Acquiring Fund and its shareholders, and Target Fund and its shareholders, and not by any other person or entity.

No opinion is expressed as to any transaction other than the Reorganization as described in the Plan, or as to any other transaction whatsoever including the Reorganization if all the transactions described in the Plan are not consummated in accordance with the material terms of the Plan and without waiver of any material provision thereof. To the extent any of the representations, warranties, statements and assumptions material to our opinion and upon which we have relied are not complete, correct, true and accurate in all material respects at all relevant times, our opinion could be adversely affected and should not be relied upon.

This opinion represents our judgment as to the U.S. federal income tax consequences of the Reorganization and is not binding on the Internal Revenue Service or the courts. No rulings have been sought from the Internal Revenue Service or any other governmental agency in connection with the Reorganization. The conclusions described herein are based on the Code, existing judicial decisions, administrative regulations and published rulings in effect as of the date that this opinion is dated, all of which may be amended, possibly with retroactive effect. No assurance can be given that future legislative, judicial or administrative changes would not adversely affect the accuracy of the conclusions stated herein. Furthermore, by rendering this opinion, we undertake no responsibility to advise you of any new developments in the application or interpretation of the U.S. federal income tax laws.

This opinion has been delivered to you pursuant to paragraph 8.5 of the Plan and may not be distributed or otherwise made available to any other person or entity (other than your accountants, auditors and legal, tax and investment advisors) without our prior written consent. This opinion may be disclosed to shareholders of Target Fund and Acquiring Fund, and they may rely on it in connection with the Reorganization, it being understood that we are not establishing any attorney-client relationship with any such shareholder.

Very truly yours,